SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1

                            SPACETEC IMC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    846281103
                                ----------------------
                                 (CUSIP Number)

Mr. Roger R. Krouse                           Michael Weinsier, Esq.
Vice President                                Parker Chapin Flattau &
Labtec Inc.                                   Klimpl, LLP
1499 Southeast Tech Center Drive              1211 Sixth Avenue, 17th Floor
Vancouver, Washington 98683                   New York, New York  10036
(503) 819-0325                                (212) 704-6000

--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 846281103

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Labtec Inc.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
                                                           (b)
3              SEC USE ONLY


4              SOURCE OF FUNDS

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

NUMBER OF                  7        SOLE VOTING POWER
SHARES
                                    --------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER   1,357,147
OWNED BY
                                    --------------------------------------
EACH REPORT-               9        SOLE DISPOSITIVE POWER
ING PERSON
                                    --------------------------------------
WITH                       10       SHARED DISPOSITIVE POWER


11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,357,147

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.8%

14             TYPE OF REPORTING PERSON

                           CO

                       (Page 2 of 26 Pages)

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Sun Multimedia Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  X
                                                                   (b)

3               SEC USE ONLY


4               SOURCE OF FUNDS



5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware

NUMBER OF                   7      SOLE VOTING POWER
SHARES
                                   --------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER  1,357,147
OWNED BY
                                   --------------------------------------
EACH REPORT-                9      SOLE DISPOSITIVE POWER
ING PERSON
                                   --------------------------------------
WITH                        10     SHARED DISPOSITIVE POWER


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,357,147

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.8%

14              TYPE OF REPORTING PERSON

                            LP

                              (Page 3 of 26 Pages)

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Sun Multimedia Advisors, Inc.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)  X
                                                                   (b)

3             SEC USE ONLY


4             SOURCE OF FUNDS


5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6             CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

NUMBER OF                 7    SOLE VOTING POWER
SHARES
                               --------------------------------------
BENEFICIALLY              8    SHARED VOTING POWER  1,357,147
OWNED BY
                               --------------------------------------
EACH REPORT-              9    SOLE DISPOSITIVE POWER
ING PERSON
                               --------------------------------------
WITH                      10   SHARED DISPOSITIVE POWER


11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,357,147

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          19.8%

14            TYPE OF REPORTING PERSON

                          CO

                              (Page 4 of 26 Pages)

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Marc J. Leder

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  X
                                                                    (b)

3              SEC USE ONLY


4              SOURCE OF FUNDS



5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

NUMBER OF                  7    SOLE VOTING POWER
SHARES
                                --------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER   1,357,147
OWNED BY
                                --------------------------------------
EACH REPORT-               9    SOLE DISPOSITIVE POWER
ING PERSON
                                --------------------------------------
WITH                       10   SHARED DISPOSITIVE POWER


11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,357,147

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.8%

14             TYPE OF REPORTING PERSON

                           IN

                              (Page 5 of 26 Pages)

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Rodger R. Krouse

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  X
                                                                (b)
3              SEC USE ONLY


4              SOURCE OF FUNDS


5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

NUMBER OF                  7      SOLE VOTING POWER
SHARES
                                  --------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER    1,357,147
OWNED BY
                                  --------------------------------------
EACH REPORT-               9      SOLE DISPOSITIVE POWER
ING PERSON
                                  --------------------------------------
WITH                       10     SHARED DISPOSITIVE POWER


11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,357,147

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES


13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.8%

14             TYPE OF REPORTING PERSON

                           IN

                              (Page 6 of 26 Pages)

ITEM 1.        SECURITY AND THE ISSUER

                  The title of the class of equity securities to which this statement relates is:

                       Common Stock, $.01 par value ("Spacetec Common Stock"), of Spacetec IMC Corporation., a Massachusetts corporation ("Spacetec").

                  The name of the issuer and address of its principal executive offices are:

                       Spacetec IMC Corporation
                       The Boott Mills
                       100 Foot of John Street
                       Lowell, Massachusetts 01852-1126


ITEM 2.        IDENTITY AND BACKGROUND

                  This statement is filed on behalf of Labtec Inc., a Delaware corporation ("Labtec"), Sun Multimedia Partners, L.P., a Delaware limited partnership ("Partners"), Sun Multimedia Advisors, Inc., a Delaware corporation ("Advisors"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and Krouse may each be deemed to control Labtec, Partners and Advisors, as Leder and Krouse each own 50% of the capital stock of Advisors, which in turn is the general partner and managing partner of Partners, which in turn owns 19,352,940 shares of common stock of Labtec ("Labtec Common Stock"), representing 77.38% of the total 25,011,310 shares of common stock issued and outstanding. Labtec, Partners, Advisors, Leder and Krouse are collectively referred to as the "Reporting Persons".

                  The principal business address of each of the Reporting Persons is 5355 Town Center Road, Suite 802, Boca Raton, Florida 33486. Leder and Krouse are each citizens of the United States of America.

                  During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Certain information with respect to the executive officers and directors

                              (Page 7 of 26 Pages)
of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

                  Labtec manufactures and distributes high technology audio input and audio output peripheral products for the personal computer industry.

                  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

                  Partners and Advisors are each principally engaged in making investments.

                  Labtec and Partners constitute, and are filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934. Leder, Krouse and Advisors constitute, and are filing this statement, as a "group", within such meaning.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Pursuant to the Merger (as defined and more fully described in Item 4 below), Spacetec will acquire all of the issued and outstanding shares of capital stock of Labtec. Labtec's stockholders, including Partners, will initially receive newly-issued shares of Spacetec Common Stock representing approximately 67% of the total shares of Spacetec outstanding after such issuance and may, thereafter, receive additional shares of Spacetec Common Stock that could increase such ownership percentage to as much as 79%, in each case without the payment of any consideration.

                  In connection with, and as a condition to, the execution by Labtec of the Merger Agreement (as defined in Item 4 below), Labtec required that certain stockholders of Spacetec enter into the Voting Agreements (as defined in Item 4 below). No payments are required to be made by the Reporting Persons in connection with any of the Voting Agreements.


ITEM 4.        PURPOSE OF TRANSACTION

                  On October 21, 1998, Spacetec and SIMC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Spacetec ("SIMC"), entered into an Agreement and Plan of Merger with Labtec. The parties amended and restated the agreement on November 13, 1998 pursuant to an Amended and Restated Agreement and Plan of Merger (as so amended and

                              (Page 8 of 26 Pages)
restated, the "Merger Agreement"). Based in Lowell, Massachusetts, Spacetec manufactures and markets interactive input controllers and software technology for use with three-dimensional graphical applications. Based in Vancouver, Washington, Labtec manufactures and distributes high technology audio input and audio output peripheral products for the personal computer industry.

                  A copy of the Merger Agreement was filed as Exhibit 2.1 to the current report on Form 8-K of Spacetec dated October 21, 1998 and filed with the Securities and Exchange Commission (the "SEC") on November 17, 1998 (the "Spacetec 8-K"). Copies of the press releases of Spacetec dated October 21, 1998 (the "October Press Release") and November 5, 1998 (the "November Press Release") were filed as Exhibit 99.1 and Exhibit 99.3, respectively, to the Spacetec 8-K. The Merger Agreement, the October Press Release and the November Press Release are hereby incorporated herein by reference as Exhibits 2.1, 99.1 and 99.3, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

Merger Agreement.
----------------

                  Pursuant to the Merger Agreement, pending stockholder approval of the transaction, upon completion of the merger, Labtec will merge with SIMC and Labtec will continue as the surviving corporation and become a wholly-owned subsidiary of Spacetec (the "Merger"). Spacetec will continue to survive as a publicly-traded company following the Merger. In addition, as a condition to the Merger, Spacetec will create a new subsidiary to hold all non-cash assets and all liabilities of Spacetec. Spacetec will also amend its Articles of Organization to change its name to Labtec Inc. and to increase the total number of shares of Spacetec Common Stock authorized for issuance from 20,000,000 to 25,000,000.

                  Upon completion of the Merger, Spacetec will issue to Labtec's stockholders approximately 13,864,000 shares of Spacetec Common Stock, and Labtec's stockholders will own, in the aggregate, approximately 67% of Spacetec's outstanding capital stock following completion of the transaction. Current Spacetec stockholders, who own 6,847,000 shares of Spacetec Common Stock

                              (Page 9 of 26 Pages)
as of October 20, 1998, will own approximately 33% of the outstanding Spacetec Common Stock following completion of the Merger. Consequently, in connection with the Merger, holders of shares of Labtec Common Stock outstanding at the effective time of the Merger will exchange each share of their Labtec Common Stock for .55430739 of a share of Spacetec Common Stock. Furthermore, holders of Labtec stock options outstanding at the effective time of the Merger will exchange their existing Labtec options and receive options to acquire up to approximately 2,114,000 shares of Spacetec Common Stock, upon the same exchange ratio of .55430739 shares of Spacetec Common Stock for each share of Labtec Common Stock and upon the current vesting schedule for such options. There are also outstanding options to purchase an aggregate of approximately 1,148,000 shares of Spacetec Common Stock held by current employees, officers and directors of Spacetec.

                  Subsequent to the effective time of the Merger and the issuance of the shares of Spacetec Common Stock to Labtec's stockholders, Spacetec will amend its Articles of Organization to effect a one-for-three reverse split of all shares of Spacetec Common Stock then outstanding.

                  Holders of Labtec Common Stock outstanding at the effective time of the Merger will also receive a pro-rata portion (based on their proportionate equity interests in Labtec) of principal and interest payments to be made under an unsecured promissory note to be issued by Spacetec in the principal amount of $1,065,000. This note will be subordinated to all institutional indebtedness of Spacetec, bear interest payable quarterly at the rate of 10% per annum, and mature six years from completion of the Merger, at which time the entire principal amount of the note will become due and payable.

                  Holders of Labtec Common Stock outstanding at the effective time of the Merger will also receive rights to receive additional shares of Spacetec Common Stock (the "Contingent Shares") that may be issued based on a valuation or sale, on or prior to December 31, 1999, of Spacetec's industrial CAD/CAM business (the "Business") which is below $6,000,000 in value. The determination of value, whether in connection with a valuation or a sale, will include the net income or loss of Spacetec's businesses from October 1, 1998 through the valuation

                              (Page 10 of 26 Pages)
or sale date (but excluding the operations of the Labtec-related businesses).

                  In general, if the Business is sold or valued below $6,000,000, in accordance with the procedures set forth in the Merger Agreement, then for each $1,000,000 of incremental reduction in the value of the Business, Labtec stockholders will receive additional shares of Spacetec Common Stock so as to increase by 2.7555% the percentage ownership of Labtec's stockholders measured immediately following the effective time of the Merger. For reductions in value below or between the $1,000,000 increments, the adjustment will be pro-rated. A maximum of approximately 11,894,000 Contingent Shares may be issued to Labtec's stockholders, such that Labtec's stockholders could hold, in the aggregate, including the shares to be issued to Labtec's stockholders upon the consummation of the Merger, up to a maximum of 79% of the outstanding Spacetec Common Stock as measured immediately following the effective time of the Merger.

                  The Spacetec Board of Directors will have the right to, at any time, establish a valuation which will serve as the basis of the equity adjustment, if any, or determine not to sell the Business, in which event no equity adjustment will be made and no Contingent Shares will be issued.

                  The parties' obligation to consummate the Merger and the other transactions contemplated under the Merger Agreement is conditioned upon, among other things, approval by Spacetec's stockholders of the issuance of the shares of Spacetec Common Stock to Labtec's stockholders and the satisfactory completion of each party's due diligence of the business, financial condition and operations of the other party by November 4, 1998. On November 4, 1998, each party satisfactorily completed its due diligence investigation pursuant to the Merger Agreement. Spacetec has advanced $250,000 to Labtec as partial compensation for transaction-related fees and expenses (including accountants', consultants' and attorney's fees) previously incurred by Labtec during the negotiation of the Merger Agreement and Labtec's prior conduct of preliminary due diligence. This advance is non-refundable should the Merger Agreement be terminated by any party.

                              (Page 11 of 26 Pages)

                  Effective upon consummation of the Merger, the initial directors of Spacetec will include four directors nominated by Spacetec and eight directors nominated by Labtec for election at the special meeting of stockholders of Spacetec to be called to approve the transactions contemplated by the Merger Agreement. The initial directors of Spacetec upon consummation of the Merger will be divided into four Class I Directors, four Class II Directors and four Class III Directors who will serve initial terms of one year, two years and three years, respectively. Following the consummation of the Merger, directors elected at each annual meeting of stockholders of Spacetec will be elected to serve for a term of three years. Labtec will have the right to nominate three of the initial Class I Directors, two of the initial Class II Directors and three of the initial Class III Directors. Spacetec will have the right to nominate one of the initial Class I Directors, two of the initial Class II Directors and one of the initial Class III Directors.

                  The obligation of the parties to consummate the Merger is subject to the satisfaction of certain customary closing conditions. These closing conditions, which must be satisfied by March 31, 1999, include, among other things, the approval by Spacetec's stockholders of the issuance of the shares of Spacetec Common Stock to Labtec's stockholders and the occurrence of no event which would, individually or in the aggregate, cause a material adverse effect on the business, assets, financial condition or results of operations (a "Material Adverse Effect") of a party.

                  The Merger Agreement may be terminated by Spacetec or Labtec if the Spacetec Board recommends an acquisition proposal of a third party that it has determined to be more favorable to its stockholders from a financial point of view than the Merger. Furthermore, the Merger Agreement may be terminated by Labtec upon a material breach of any representation or warranty made, or a material default of any covenant contained, in any of the Voting Agreements (as defined below). Labtec may terminate the Merger Agreement should the Spacetec Board withdraw or modify, in a manner adverse to Labtec, its recommendation to the Spacetec stockholders (or announce an intention to do so) to approve, among other things, the issuance of the shares of Spacetec Common Stock to Labtec's stockholders. Labtec may also terminate the Merger Agreement should a tender offer or exchange offer for 20%

                              (Page 12 of 26 Pages)
or more of the outstanding shares of Spacetec Common Stock commence and the Spacetec Board takes no position or fails to recommend against the acceptance of such tender or exchange offer. Similarly, Labtec may terminate the Merger Agreement should the Spacetec Board recommend an alternative acquisition proposal to the Spacetec stockholders. Finally, Labtec may terminate the Merger Agreement should discussions with any third party regarding an acquisition proposal continue for more than sixty days. For this purpose, an acquisition proposal includes any acquisition, tender offer (including a self-tender offer), exchange offer, merger, consolidation, acquisition of beneficial ownership of or the right to vote securities representing 10% or more of the total voting power of Spacetec, dissolution, business combination, purchase of all or any significant portion of the assets or any division of, or any equity interest in, Spacetec or its subsidiaries, other than the Merger.

                  In the case of a termination by Labtec for any of the above reasons, Spacetec must pay Labtec a termination fee of $300,000, plus all transaction-related expenses incurred by Labtec. In addition, in the event that Spacetec enters into an agreement regarding an alternative acquisition proposal with a third party within 12 months after the termination of the Agreement or the payment of the initial $300,000 termination fee, Spacetec must pay Labtec an additional fee based upon the total value of the consideration to be received by Spacetec, its subsidiaries or its stockholders pursuant to the alternative acquisition proposal. The additional termination fee is equal to 5% of the amount by which the total value of all consideration to be received by Spacetec, its subsidiaries or its stockholders pursuant to the alternative acquisition proposal exceeds the total value of all outstanding shares of Spacetec Common Stock on the date immediately preceding the date of the Merger Agreement (that is, the market capitalization of Spacetec Common Stock as of the close of trading on the day before the original signing of the Merger Agreement, valued at $1.375 per share, or $9,414,616 of Spacetec market capitalization).

                  The Merger Agreement may also be terminated by Spacetec or Labtec upon the occurrence of a number of events, including the mutual consent of the parties, the issuance of certain orders or other actions of a court or other governmental, regulatory or administrative agency or commission, if the completion of the

                              (Page 13 of 26 Pages)

Merger has not occurred on or prior to March 31, 1999, or by a non-breaching party upon certain breaches of covenants, representations or warranties that are not curable through the reasonable efforts of the breaching party. Should the Merger Agreement be terminated pursuant to a breach of any representation, warranty or covenant that would cause a Material Adverse Effect, the party causing the breach will reimburse the terminating party for all transaction-related expenses.

                  Upon the consummation of the Merger, Spacetec may be unable to satisfy certain requirements necessary in order for shares of Spacetec Common Stock to continue to be quoted on the NASDAQ Stock Market's National Market. Should this occur, the Reporting Persons believe that Spacetec would apply to have shares of Spacetec Common Stock quoted on the NASDAQ Stock Market's SmallCap Market until such time as Spacetec may, once again, in the future, become eligible to have Spacetec Common Stock quoted on the NASDAQ Stock Market's National Market.

Voting Agreements.
-----------------

                  As an inducement to Labtec to enter into the Merger Agreement,
J. Grant Jagelman, Dennis T. Gain and certain of their respective affiliates (together, the "Principal Stockholders") have each entered into a Voting Agreement and Irrevocable Proxy with Labtec (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), pursuant to which each Principal Stockholder has agreed to vote for approval of the transactions contemplated by the Merger Agreement. A copy the form of Voting Agreement was filed as Exhibit
99.2 to the  Spacetec  8-K and is hereby  incorporated  herein by  reference  as
Exhibit 99.2. The following description of the Voting Agreements is qualified by reference to the form of the Voting Agreement incorporated herein by reference.

                  Pursuant to the Voting Agreements, each Principal Stockholder also agreed to vote against any action or agreement that would result in any breach of the Merger Agreement or a reduction in the benefits to Labtec, and against any alternative acquisition proposal. Each Principal Stockholder has also granted an irrevocable proxy to Labtec, granting Labtec the authority to similarly vote the shares of Spacetec Common Stock owned by such Principal Stockholder. As a result of the Voting

                              (Page 14 of 26 Pages)

Agreements, Labtec has shared power to vote an aggregate of 1,357,147 shares of Spacetec Common Stock for the limited purposes described above, and such shares constitute approximately 19.8% of the issued and outstanding shares of Spacetec Common Stock as of October 20, 1998.

                  Each Voting Agreement terminates upon the completion of the Merger or the termination of the Merger Agreement, whichever occurs first. However, in the event that the Merger Agreement is terminated and any Principal Stockholder sells or otherwise disposes of shares of Spacetec Common Stock pursuant to an alternative acquisition proposal where Spacetec is obligated to pay Labtec the additional termination fee either (i) within 90 days following the termination of the Merger Agreement or (ii) thereafter to any third party with which Spacetec had any discussion concerning a possible alternative acquisition proposal prior to the termination of the Merger Agreement, such Principal Stockholder must also pay Labtec a fee. If the consideration received by a Principal Stockholder pursuant to an alternative acquisition proposal is in excess of $8.00 per share, such Principal Stockholder must pay Labtec 50% of the per share consideration it receives in excess of $8.00. If the consideration received is less than $8.00 per share, such Principal Stockholder must pay Labtec an amount equal to the value of the consideration per share it received in excess of $1.375 (not to exceed $2.00 per share). No amount will be paid by any Principal Stockholders to Labtec in connection with any transaction in which Spacetec is merged with another corporation and such Principal Stockholder is forced to sell or otherwise dispose of such shares. Spacetec did not pay any additional consideration to any of the Principal Stockholders in connection with the execution and delivery of the Voting Agreements. In addition, Spacetec has agreed to use its best efforts to have Morton E. Goulder, a director of Spacetec, and John A. Hilton, an executive officer of Spacetec, to execute and deliver a voting agreement substantially in the form of the Voting Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  Pursuant to the Voting Agreements, each of the Reporting Persons may be deemed to share the power to vote 1,357,147 shares of Spacetec Common Stock, in the aggregate,



                              (Page 15 of 26 Pages)
which shares constitute approximately 19.8% of all outstanding shares of Spacetec Common Stock as of October 20, 1998.

                  Pursuant to the foregoing, each of the Reporting Persons may be deemed to beneficially own in the aggregate 19.8% of the shares of Spacetec Common Stock outstanding as of October 20, 1998.

                  The Reporting Persons intend to acquire control over Spacetec pursuant to the Merger. If the Merger is effected, Labtec's stockholders will acquire, in the aggregate, approximately 66.94% of the outstanding shares of capital stock of Spacetec, including an aggregate of approximately 51.8% that will be acquired by Partners.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Reference   is  made  to  Item  4  above   and  the   exhibits
incorporated herein by reference for a description of the Merger Agreement and the Voting Agreements.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Schedule A        Additional Information Required by Item 2 of
                           Schedule 13D.

         Exhibit 2.1 Amended and Restated Agreement and Plan of Merger dated as of November 13,1998, among Labtec Inc., SIMC Acquisition Corporation and Spacetec IMC Corporation.1

         Exhibit 99.1 Press Release of Spacetec IMC Corporation dated October 21, 1998.2


         Exhibit 99.2 Form of Voting Agreement and Irrevocable Proxy dated as of October 21, 1998, between

--------

         1 Filed as Exhibit 2.1 to the Current Report on Form 8-K of Spacetec IMC Corporation, dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

         2 Filed as Exhibit 99.1 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

                              (Page 16 of 26 Pages)

                           Labtec Inc. and certain stockholders of
                           Spacetec IMC Corporation.3

         Exhibit 99.3 Press Release of Spacetec IMC Corporation dated November 5, 1998.4

         --------

         3 Filed as Exhibit 99.2 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

         4 Filed as Exhibit 99.3 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

                              (Page 17 of 26 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 30, 1998


LABTEC INC.



By:  /s/ Rodger R. Krouse
     ----------------------------------
         Rodger R. Krouse
         Vice President




                              (Page 18 of 26 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 30, 1998


SUN MULTIMEDIA PARTNERS, L.P.

By: Sun Multimedia Advisors, Inc.,
          its General Partner



By:  /s/ Rodger R. Krouse
     ------------------------------------
         Rodger R. Krouse
         President and Treasurer






                              (Page 19 of 26 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 30, 1998


SUN MULTIMEDIA ADVISORS, INC.



By:  /s/ Rodger R. Krouse
    ------------------------------
         Rodger R. Krouse
         President and Treasurer







                              (Page 20 of 26 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 30, 1998



/s/ Marc J. Leder
-------------------------------
Marc J. Leder





                              (Page 21 of 26 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 30, 1998



/s/ Rodger R. Krouse
-----------------------------
Rodger R. Krouse



                              (Page 22 of 26 Pages)

                                  EXHIBIT INDEX
                                  -------------


         Schedule A        Additional Information Required by Item 2 of
                           Schedule 13D.

         Exhibit 2.1 Amended and Restated Agreement and Plan of Merger dated as of November 13, 1998, among Labtec Inc., SIMC Acquisition Corporation and Spacetec IMC Corporation.1

         Exhibit 99.1 Press Release of Spacetec IMC Corporation dated October 21, 1998.2


         Exhibit 99.2 Form of Voting Agreement and Irrevocable Proxy dated as of October 21, 1998, between Labtec Inc. and certain stockholders of Spacetec IMC Corporation.3

         Exhibit 99.3 Press Release of Spacetec IMC Corporation dated November 5, 1998.4
--------

         1 Filed as Exhibit 2.1 to the Current Report on Form 8-K of Spacetec IMC Corporation, dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

         2 Filed as Exhibit 99.1 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

         3 Filed as Exhibit 99.2 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.

         4 Filed as Exhibit 99.3 to the Current Report on Form 8-K of Spacetec IMC Corporation dated October 21, 1998 and filed with the Commission on November 17, 1998, and incorporated herein by reference.



                              (Page 23 of 26 Pages)

                                   SCHEDULE A
                                   -----------


         Additional information required by Item 2 of Schedule 13D.

1. Labtec Inc. Set forth below is the name and business address of each executive officer or director of Labtec. Each of such persons is a citizen of the United States of America.


DIRECTORS:
---------
                           Principal Occupation/
Name                       Title                             Address
----                       ----------------------            ---------


Marc. J. Leder               Vice President, Secretary      Labtec Inc.
                             and Treasurer                  1499 Southeast Tech Center Drive
                                                            Vancouver, Washington 98683



Rodger R. Krouse             Vice President                 Labtec Inc.
                                                            1499 Southeast Tech Center Drive
                                                            Vancouver, Washington 98683



Geoffrey S. Renhart          Director                       Labtec Inc.
                                                            1499 Southeast Tech Center Drive
                                                            Vancouver, Washington 98683



Joseph Pretlow               Director                       Labtec Inc.
                                                            1499 Southeast Tech Center Drive
                                                            Vancouver, Washington 98683



Michael Khougaz              Director                       Labtec Inc.
                                                            1499 Southeast Tech Center Drive
                                                            Vancouver, Washington 98683




                              (Page 24 of 26 Pages)



EXECUTIVE OFFICERS:
------------------
                            Principal Occupation/
Name                        Title                               Address
----                        ---------------------              --------


Gary Savadove               President and Chief                Labtec Inc.
                            Executive Officer                  1499 Southeast Tech Center Drive
                                                               Vancouver, Washington 98683

James Hillman               Senior Vice President              Labtec Inc.
                            Finance-Chief Financial            1499 Southeast Tech Center Drive
                            Officer                            Vancouver, Washington 98683


Randy Lervold               Senior Vice President-             Labtec Inc.
                            Retail Sales                       1499 Southeast Tech Center Drive
                                                               Vancouver, Washington 98683


Mark Zadeh                  Senior Vice President-             Labtec Inc.
                            Worldwide OEM and                  1499 Southeast Tech Center Drive
                            International Sales                Vancouver, Washington 98683


Gregory Jones               Senior Vice President-North        Labtec Inc.
                            American Retail Sales              1499 Southeast Tech Center Drive
                                                               Vancouver, Washington 98683


Marc J. Leder               Vice President, Secretary          Labtec Inc.
                            and Treasurer                      1499 Southeast Tech Center Drive
                                                               Vancouver, Washington 98683


Rodger R. Krouse            Vice President                     Labtec Inc.
                                                               1499 Southeast Tech Center Drive
                                                               Vancouver, Washington 98683



                              (Page 25 of 26 Pages)

2. Sun Multimedia Advisors, Inc. Set forth below is the name and business address of each executive officer or director of Advisors. Each of such persons is a citizen of the United States of America.



DIRECTORS:
---------
                             Principal Occupation/
Name                         Title                          Address
-----                        ---------------------          -------

Marc. J. Leder               Vice President and           Sun Multimedia Advisors, Inc.
                             Secretary                    777 South Flagler Drive
                                                          West Tower, 8th Floor
                                                          West Palm Beach, Florida 33401

Rodger R. Krouse             President and Treasurer      Sun Multimedia Advisors, Inc.
                                                          777 South Flagler Drive
                                                          West Tower, 8th Floor
                                                          West Palm Beach, Florida 33401

EXECUTIVE OFFICERS:
------------------

Marc. J. Leder               Vice President and           Sun Multimedia Advisors, Inc.
                             Secretary                    777 South Flagler Drive
                                                          West Tower, 8th Floor
                                                          West Palm Beach, Florida 33401

Rodger R. Krouse             President and Treasurer      Sun Multimedia Advisors, Inc.
                                                          777 South Flagler Drive
                                                          West Tower, 8th Floor
                                                          West Palm Beach, Florida 33401






                              (Page 26 of 26 Pages)